CONNECTICUT OFFICE:VANCOUVER OFFICE:

PO Box 577 #202, 5626 Larch Street

Sherman, CT Vancouver, BC

U.S.A. 06784Canada  V6M 4E1

Phone: 1.844.364.1830Toll Free: 1.844.364.1830

Fax: 1.860.799.0350

www.tangoldcorp.com

Tanzanian Gold Corporate Presentation

For Immediate ReleaseOctober 20, 2020

VANCOUVER (GlobeNewswire) - Tanzanian Gold Corp. (TSX: TNX); (NYSE American: TRX) (“Tanzanian Gold” or the “Company”) is pleased to announce an update to its Corporate Presentation and has placed it on the company website, https://www.tangoldcorp.com/. Tanzanian Gold Corporation will participate in the virtual Red Cloud Securities Inc. Oktoberfest Fall Mining Showcase 2020 (October 21-23, 2020), with a presentation at 2:40 pm EDT Oct.21. Interested parties can register for the conference at https://www.runtheworld.today/app/c/redcloud.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation is building a significant gold project at the Buckreef site in Tanzania that is based on an expanded resource base and the treatment of its mineable reserves in two stand alone plants. An ongoing drill program has, to date, more than doubled the size of Measured and Indicated Resources to 2.036 million ounces. NI 43-101 compliant exploration mining targets have the potential to add up to another 2 million ounces. The Company commenced production from oxides in May 2020 at a new oxide plant and is now anticipating regulatory approval for an expanded oxide plant to the level of 40tph.

 Tanzanian Gold is advancing on three value-creation tracks:

1.Strengthening its balance sheet from expanding near-term production of gold to the range of 15,000-20,000 ounces per year from processing oxides:

2.Advancing the Final Feasibility for a stand-alone sulphide treating plant that is substantially larger than previously modelled, targeting annual gold production of 150,000 to 175,000 ounces; and

3.Continuing with a drilling program to further test the potential of its resource base by drilling at ultra-deep levels; drilling new oxide targets; infill drilling to upgrade ounces currently in the Inferred category and a step-out drilling program in the Northeast Extension.

Respectfully Submitted,

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

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Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We may use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC. U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F for more information concerning these risks, uncertainties, and other factors.  Such forward-looking statements include, but are not limited to, that the Company will be able to build shareholder value, that the Company will be successful in its expansion at the Buckreef project, that it will be able to build a mine, and that the Company will be able to achieve positive cash flow.